January 31, 2013

By Overnight Delivery,

Facsimile Transmittal and

EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7410

Attention:	David R. Humphrey
Accounting Branch Chief

Re:	Universal Corporation
Form 10-K for the Fiscal Year Ended March 31, 2012
Filed May 25, 2012
File Number 001-00652

Dear Mr. Humphrey,

As Senior Vice President and Chief Financial Officer of Universal Corporation, a Virginia corporation (the “Company”), I am transmitting herewith for filing the Company’s response to the comment of the staff (the “Staff’) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter dated January 22, 2013 (the “Commission Comment Letter”).

Set forth below is the Company’s response. For convenience of reference, the Staff comment is reprinted in italics, numbered to correspond with the paragraph number assigned in the Commission Comment Letter, and is followed by the corresponding response of the Company. When used in our response, the “Company,” “we,” “us,” and “our” refer to Universal Corporation.

Form 10-K for the Fiscal Year Ended March 31, 2012

Notes to Consolidated Financial Statements

Note 1. Nature of Operations and Significant Accounting Policies, page 45

Recoverable Value-Added Tax Credits, page 47

1.	With regard to the audit of your inter-state VAT filings by tax authorities in Brazil, you indicate that no liability has been recorded at March 31, 2012, as no loss is considered probable at this time. If there is at least a reasonable probability that a loss may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the loss or range of loss, or state that such an estimate cannot be made. Refer to ASC 450-20-50. Please include your proposed disclosures in your response.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we will revise the disclosure related to the audit of inter-state VAT filings by tax authorities in Brazil beginning with our Quarterly Report on Form 10-Q for the quarter ended December 31, 2012 and in all future Quarterly

U.S. Securities & Exchange Commission

January 31, 2013

Reports on Form 10-Q and Annual Reports on Form 10-K until this matter is resolved. The bolded and italicized disclosure set forth below represents the proposed revision, incorporating the additional supplemental disclosure into the disclosure provided in our most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2012. We will include this disclosure in our Quarterly Report on Form 10-Q for the quarter ended December 31, 2012.

In June 2011, tax authorities in Brazil completed an audit of inter-state VAT filings by the Company’s operating subsidiary there and issued assessments for tax, penalties, and interest for tax periods from 2006 through 2009 totaling approximately $23 million based on the exchange rate for the Brazilian currency at December 31, 2012. Management of the operating subsidiary and outside counsel believe that errors were made by the tax authorities in determining portions of the assessment and that various defenses support the subsidiary’s positions. Accordingly, the subsidiary took steps to contest the full amount of the assessment. As of December 31, 2012, a portion of the subsidiary’s arguments had been accepted, and the outstanding assessments had been reduced to approximately $18 million. The subsidiary is continuing to contest the full remaining amount of the assessment. ~~No liability has been recorded at September 30, 2012, as no loss is considered probable at this time.~~ While the range of reasonably possible loss is zero up to the full $18 million remaining assessment, based on the strength of the subsidiary’s defenses, no loss within that range is considered probable at this time and no liability has been recorded at December 31, 2012.

We expect to file our Quarterly Report on Form 10-Q for the period ended December 31, 2012 with the Commission on or around February 5, 2013.

* * * *

In connection with the Company’s response to the comment of the Staff set forth herein, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding this filing to the undersigned at (804) 254-1313.

Sincerely,

/s/ David C. Moore
David C. Moore
Senior Vice President and
Chief Financial Officer